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                                  UNITED STATED
                       SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549



                                  SCHEDULE 13G


                    Under the Securities Exchange Act of 1934
                              (Amendment No. 2 ) *




                                 GOAMERICA, INC.

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                                (Name of Issuer)

                          Common Stock, $.01 par value


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                         (Title of Class of Securities)

                                   38020R 10 6


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                                 (CUSIP Number)

                                December 31, 2002


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             (Date of Event Which Requires Filing of this Statement)




Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

|_|      Rule 13d-1(b)
|_|      Rule 13d-1(c)
 X       Rule 13d-1(d)


* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


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CUSIP No.            38020R 10 6
                  -----------------
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   1. Names of Reporting Persons.
          I.R.S. Identification Nos. of above persons (entities only).

                Aaron Dobrinsky
          ---------------------------------------------------------------------
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   2. Check the Appropriate Box if a Member of a Group (See Instructions)

          (a)
            ------------------------------------------------------------------
          (b)
            ------------------------------------------------------------------
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   3. SEC Use Only
                  ------------------------------------------------------------
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   4. Citizenship or Place of Organization        United States of America
                                           -----------------------------------
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                         5. Sole Voting Power           7,193,648 (a)
                                              -------------------------------
 Number of               ------------------------------------------------------
 Shares
 Beneficially            6. Shared Voting Power              N/A
 Owned by                                       -----------------------------
 Each                    ------------------------------------------------------
 Reporting
 Person With             7. Sole Dispositive Power      7,193,648 (a)
                                                   --------------------------
                         ------------------------------------------------------

                          8. Shared Dispositive Power          N/A
                                                     ------------------------
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   9.  Aggregate Amount Beneficially Owned by Each Reporting Person 7,193,648(a)
                                                                   -------------
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  10. Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See
Instructions)
             -------
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  11.     Percent of Class Represented by Amount in Row (9)        13.3%
                                                           --------------------
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  12. Type of Reporting Person (See Instructions)                   IN
                                                 ------------------------------
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(a)  Amount  as of  12/31/02,  including  400  shares  held for the  benefit  of
     Reporting Person's minor children; Reporting Person donated 60,000 shares to charity in January 2003.

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 Item 1.

              (a) Name of Issuer: GoAmerica, Inc., a Delaware corporation



              (b) Address of Issuer's Principal Executive Offices:

                  433 Hackensack Avenue, Hackensack, NJ  07601

 Item 2.

              (a) Name of Person Filing:   Aaron Dobrinsky



              (b) Address of Principal Business Office or, if none, Residence:

                  433 Hackensack Avenue, Hackensack, NJ  07601



              (c) Citizenship: United States of America



              (d) Title of Class of Securities: Common Stock, $.01 par value



              (e) CUSIP Number: 38020R 10 6



Item 3. If this statement is filed pursuant to ss.ss.240.13d-1(b), or 240.13d-2(b) or (c), check whether the person filing is a:

          (a) [ ] Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

          (b)  [ ] Bank as  defined  in  section  3(a)(6)  of the Act (15 U.S.C.
               78c).

          (c) [ ] Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

          (d) [ ] Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

          (e) [ ] An investment adviser in accordance with ss.240.13d-1(b)(1)(ii)(E).

          (f) [ ] An employee benefit plan or endowment fund in accordance with ss.240.13d-1(b)(1)(ii)(F).

          (g) [ ] A parent holding company or control person in accordance with ss.240.13d-1(b)(1)(ii)(G).

          (h) [ ] A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813).

          (i) [ ] A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3).

          (j)  [ ] Group, in accordance with ss.240.13d-1(b)(1)(ii)(J).

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Item 4.  Ownership.

 Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

     (a)  Amount beneficially owned:       7,193,648(a)
                                    -------------------------------------------

     (b)  Percent of class:                   13.3%
                           ----------------------------------------------------

      (c) Number of shares as to which the person has:

          (i)   Sole power to vote or to direct the vote      7,193,648 (a)
                                                        -----------------------

          (ii)  Shared power to vote or to direct the vote        N/A
                                                          ---------------------

          (iii) Sole power to dispose or to direct the disposition
                of                                            7,193,648 (a) .
                   ------------------------------------------------------------
          (iv)  Shared power to dispose or to direct the disposition of   N/A
                                                                       --------

 Instruction. For computations regarding securities which represent a right to acquire an underlying security see ss.240.13d3(d)(1).

Item 5. Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following . [ ]

Instruction. Dissolution of a group requires a response to this item.

Item 6. Ownership of More than Five Percent on Behalf of Another Person.

            N/A

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

            N/A

Item 8. Identification and Classification of Members of the Group.

            N/A

Item 9. Notice of Dissolution of Group.

            N/A

Item 10. Certification.

            N/A

(a) Amount as of 12/31/02, including 400 shares held for the benefit of Reporting Person's minor children; Reporting Person donated 60,000 shares to charity in January 2003.

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                                    SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



                                             February 14, 2003
                                         -------------------------------------
                                                      Date


                                             /s/ Aaron Dobrinsky
                                         ------------------------------------
                                                    Signature



                                         -------------------------------------
                                                   Name/Title




The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative other than an executive officer or general partner of the filing person, evidence of the representative's authority to sign on behalf of such person shall be filed with the statement, provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

NOTE. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss.240.13d-7 for other parties for whom copies are to be sent.

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations. (See 18 U.S.C. 1001).

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